Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the accompanying offering statement pursuant to Regulation A of our report dated May 14, 2020 on the consolidated financial statements of Cannabis Sativa, Inc. for the year ended December 31, 2019.  Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ Assure CPA  (formerly DeCoria, Maichel & Teague, P.S).

Spokane Washington

February 8, 2021